UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Joby Aviation, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G65163 100

(CUSIP Number)

Eric Techel

Chief Financial Officer

Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, CA 94301

(650) 331-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65163 100

1.	Names of Reporting Persons Capricorn-Libra Investment Group, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,193,889 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,193,889 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,193,889 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held directly by Capricorn-Libra Investment Group, L.P. (“Capricorn-Libra”). Capricorn-Libra Partners, LLC (“C-L Partners”) is the general partner of Capricorn-Libra and may be deemded to share voting and dispositive power over the shares held by Capricorn-Libra. Dipender Saluja (“Saluja”) is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

2

CUSIP No. G65163 100

1.	Names of Reporting Persons Capricorn-Libra Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,193,889 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,193,889 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,193,889 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held directly by Capricorn-Libra. C-L Partners is the general partner of Capricorn-Libra and may be deemded to share voting and dispositive power over the shares held by Capricorn-Libra. Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

3

CUSIP No. G65163 100

1.	Names of Reporting Persons Technology Impact Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,686,247 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,686,247 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,686,247 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held directly by Technology Impact Fund, L.P. (“TIF LP”). TIF Partners, LLC (“TIF LLC”) is the general partner of TIF LP and may be deemded to share voting and dispositive power over the shares held by TIF LP. Saluja and Ion Yadigaroglu (“Yadigaroglu”) are managers of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

(2)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

4

CUSIP No. G65163 100

1.	Names of Reporting Persons TIF Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,686,247 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,686,247 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,686,247 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held directly by TIF LP. TIF LLC is the general partner of TIF LP and may be deemded to share voting and dispositive power over the shares held by TIF LP. Saluja and Yadigaroglu are managers of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

(2)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

5

CUSIP No. G65163 100

1.	Names of Reporting Persons Technology Impact Growth Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,075,460 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,075,460 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,075,460 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)

14.	Type of Reporting Person (See Instructions) PN

(1)	Shares are held directly by Technology Impact Growth Fund, L.P. (“TIGF LP”). TIGF Partners, LLC (“TIGF LLC”) is the general partner of TIGF LP and may be deemded to share voting and dispositive power over the shares held by TIGF LP. Yadigaroglu is a manager of TIGF LLC and may be deemed to share voting and dispositive power over the shares held by TIGF LP.

(2)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

6

CUSIP No. G65163 100

1.	Names of Reporting Persons TIGF Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,075,460 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,075,460 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,075,460 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	Shares are held directly by TIGF LP. TIGF LLC is the general partner of TIGF LP and may be deemded to share voting and dispositive power over the shares held by TIGF LP. Yadigaroglu is a manager of TIGF LLC and may be deemed to share voting and dispositive power over the shares held by TIGF LP.

(2)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

7

CUSIP No. G65163 100

1.	Names of Reporting Persons Dipender Saluja

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 38,880,136 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 38,880,136 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,880,136 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of: (i) 10,193,889 shares of Common Stock held directly by Capricorn-Libra; and (ii) 28,686,247 shares of Common Stock held directly by TIF LP. C-L Partners is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. TIF LLC is the general partner of TIF LP and may be deemed to share voting and dispositive power over the shares held by TIF LP. Saluja is a manager of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

(2)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

8

CUSIP No. G65163 100

1.	Names of Reporting Persons Ion Yadigaroglu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 30,761,707 shares (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 30,761,707 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,761,707 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of: (i) 28,686,247 shares of Common Stock held directly by TIF LP and (ii) 2,075,460 shares of Common Stock held directly by TIGF LP. TIF LLC is the general partner of TIF LP and may be deemed to share voting and dispositive power over the shares held by TIF LP. Yadigaroglu is a manager of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP. TIGF LLC is the general partner of TIGF LP and may be deemed to share voting and dispositive power over the shares held by TIGF LP. Yadigaroglu is a manager of TIGF LLC and may be deemed to share voting and dispositive power over the shares held by TIGF LP.

(2)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

9

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Joby Aviation, Inc., a Delaware corporation (the “Issuer” or “Joby”). The address of the principal executive offices of the Issuer is 2155 Delaware Avenue, Suite #225 Santa Cruz, CA 95060. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Capricorn-Libra Investment Group, L.P. (“Capricorn-Libra”), Capricorn-Libra Partners, LLC (“C-L Partners”), Technology Impact Fund, L.P. (“TIF LP”), TIF Partners, LLC (“TIF LLC”), Technology Impact Growth Fund, L.P. (“TIGF LP”), TIGF Partners, LLC (“TIGF LLC”), Dipender Saluja (“Saluja”), and Ion Yadigaroglu (“Yadigaroglu” and, with Capricorn-Libra, C-L Partners, TIF LP, TIF LLC, TIGF LP, TIGF LLC and Saluja, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business and principal business office of the Reporting Persons is c/o Capricorn Investment Group, LLC, 250 University Avenue, Suite 300, Palo Alto, California 94301.

(c)	The principal business of the Reporting Persons is venture capital investments.

(d)	During the last five years, none of the Reporting Persons or the Listed Persons (as defined below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or the Listed Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Capricorn-Libra, C-L Partners, TIF LP, TIF LLC, TIGF LP and TIGF LLC was organized in the state of Delaware and Saluja and Yadigaroglu are citizens of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managing members and each other person controlling C-L Partners, TIF GP and TIGF GP (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

Since October 19, 2016, the Reporting Persons invested in multiple series of preferred stock of Joby Aero, inc., a privately held Delaware corporation (after the Closing (as defined below), “Old Joby”).

On August 10, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of February 23, 2021, by and among the Issuer, RTP Merger Sub Inc. (“Merger Sub”) and Old Joby, Merger Sub merged with and into Old Joby with Old Joby surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Closing”), each issued and outstanding share of common stock of Old Joby was automatically cancelled and converted into approximately 3.4572 Common Shares of the Issuer.

As a result of the foregoing, the shares of common stock of Old Joby beneficially held by the Reporting Person were converted into an aggregate of 37,455,596 shares of Common Stock of the Issuer.

Also on August 10, 2021, TIF LP and TIGF LP purchased 2,600,000 and 900,000 shares, respectively, of Joby common stock at $10.00 per share in a private placement (the “PIPE Shares”). The aggregate purchase price of the PIPE Shares was $35 million.

The funds used by Capricorn-Libra, TIF LP and TIGF LP to acquire the securities described above were obtained from their general and limited partners.

10

Item 4.	Purpose of Transaction

On August 10, 2021, the Closing occurred and the Reporting Persons became the beneficial owners of an aggregate of 40,955,596 shares of Common Stock in connection with the Merger.

The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by them, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Saluja served on the board of directors of Old Joby prior to the Closing and, following the Closing, Saluja joined the board of directors of the Issuer. As a director of the Issuer, Saluja may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of this Item 4.

The information set forth in Items 3, 5 and 6 is incorporated by reference herein.

11

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 17 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1) (2) (3)	Sole Dispositive Power	Shared Dispositive Power (1) (2) (3)	Beneficial Ownership	Percentage of Class (4)
Capricorn-Libra	10,193,889	0	10,193,889	0	10,193,889	10,193,889	1.7%
C-L Partners (1)	0	0	10,193,889	0	10,193,889	10,193,889	1.7%
TIF LP	28,686,247	0	28,686,247	0	28,686,247	28,686,247	4.8%
TIF LLC (2)	0	0	28,686,247	0	28,686,247	28,686,247	4.8%
TIGF LP	2,075,460	0	2,075,460	0	2,075,460	2,075,460	0.2%
TIGF LLC (3)	0	0	2,075,460	0	2,075,460	2,075,460	0.2%
Saluja (1) (2)	0	0	36,280,136	0	36,280,136	36,280,136	6.4%
Yadigaroglu (2) (3)	0	0	27,261,707	0	27,261,707	27,261,707	5.1%

(1)	Shares are held directly by Capricorn-Libra. C-L Partners is the general partner of Capricorn-Libra and may be deemded to share voting and dispositive power over the shares held by Capricorn-Libra. Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra.

(2)	Shares are held directly by TIF LP. TIF LLC is the general partner of TIF LP and may be deemded to share voting and dispositive power over the shares held by TIF LP. Saluja and Yadigaroglu are managers of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

(3)	Shares are held directly by TIGF LP. TIGF LLC is the general partner of TIGF LP and may be deemded to share voting and dispositive power over the shares held by TIGF LP. Yadigaroglu is a manager of TIGF LLC and may be deemed to share voting and dispositive power over the shares held by TIGF LP.

(4)	Calculations are based on 603,894,394 shares of Common Stock issued and outstanding as of November 8 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Closing, the Issuer, Capricorn-Libra, TIF LP and certain other stockholders entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which the Reporting Persons are contractually restricted from selling or transferring any Common Stock (the “Lock-up Shares”) for certain periods of time. Such lockup restrictions began on the Closing and end in tranches of 20% of the Lock-up Shares at each of (i) the earlier of (x) the one year anniversary of Closing or (y) the date on which the last reported sale price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, (ii) the two-year anniversary of the Closing, (iii) the three-year anniversary of the Closing, (iv) the four-year anniversary of the Closing and (v) the five-year anniversary of the Closing. Further, if the Issuer completes a transaction that results in a change of control, the Lock-up Shares are released from restriction immediately prior to such change of control.

12

In connection with the Closing, the Issuer, Capricorn-Libra, TIF LP and certain other stockholders of the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within thirty calendar days of the Closing. Certain stockholders, including Capricorn-Libra and TIF LP, may request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, so long as the total offering price is reasonably expected to exceed $100.0 million. The Issuer also agreed to provide “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

The foregoing descriptions of the Lock-up Agreement and Registration Rights Agreement are qualified in their entirety by reference to each agreement, copies of which are attached hereto as exhibits and are incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits

A. Form of Lock-up Agreement (incorporated by reference to Exhibit 10.20(b) to the Issuer’s Current Report on Form 10-K (File No. 1-39524) , filed with the SEC on August 16, 2021)

B. Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 10-K (File No. 1-39524) , filed with the SEC on August 16, 2021)

C. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

13

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2021

Capricorn-Libra Investment Group, L.P.

By:	Capricorn-Libra Partners, LLC
its	General Partner

By:	/s/ Dipender Saluja
	Name:	Dipender Saluja
	Title:	Manager

Capricorn-Libra Partners, LLC

By:	/s/ Dipender Saluja
	Name:	Dipender Saluja
	Title:	Manager

Technology Impact Fund, L.P.

By:	TIF Partners, LLC
its	General Partner

By:	/s/ Dipender Saluja
	Name:	Dipender Saluja
	Title:	Manager

TIF Partners, LLC

By:	/s/ Dipender Saluja
	Name:	Dipender Saluja
	Title:	Manager

Technology Impact Growth Fund, LP

By:	TIGF Partners, LLC
its	General Partner

By:	/s/ Ion Yadigaroglu
	Name:	Ion Yadigaroglu
	Title:	Manager

TIGF Partners, LLC

By:	/s/ Ion Yadigaroglu
	Name:	Ion Yadigaroglu
	Title:	Manager

/s/ Dipender Saluja
Dipender Saluja

/s/ Ion Yadigaroglu
Ion Yadigaroglu

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

14

SCHEDULE I

Manager of C-L Partners

Dipender Saluja

c/o Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Managers of TIF LLC

Dipender Saluja

c/o Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Ion Yadigaroglu

c/o Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Managers of TIGF LLC

Dipender Saluja

c/o Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Ion Yadigaroglu

c/o Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: United States of America

Capricorn Investment Group, LLC

250 University Avenue, Suite 300

Palo Alto, California 94301

Principal Occupation: Venture Capital investment

Citizenship: Delaware

15

Exhibit(s):

C - Joint Filing Agreement

16

EXHIBIT C

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Joby Aviation, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: December 17, 2021

Capricorn-Libra Investment Group, L.P.

By:	Capricorn-Libra Partners, LLC
its	General Partner

By:	/s/ Dipender Saluja
	Name:	Dipender Saluja
	Title:	Manager

Capricorn-Libra Partners, LLC

By:	/s/ Dipender Saluja
	Name:	Dipender Saluja
	Title:	Manager

Technology Impact Fund, L.P.

By:	TIF Partners, LLC
its	General Partner

By:	/s/ Dipender Saluja
	Name:	Dipender Saluja
	Title:	Manager

TIF Partners, LLC

By:	/s/ Dipender Saluja
	Name:	Dipender Saluja
	Title:	Manager

Technology Impact Growth Fund, LP

By:	TIGF Partners, LLC
its	General Partner

By:	/s/ Ion Yadigaroglu
	Name:	Ion Yadigaroglu
	Title:	Manager

TIGF Partners, LLC

By:	/s/ Ion Yadigaroglu
	Name:	Ion Yadigaroglu
	Title:	Manager

/s/ Dipender Saluja
Dipender Saluja

/s/ Ion Yadigaroglu
Ion Yadigaroglu